NEWS RELEASE

June 22, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

ALMADEN OPTIONS YAGO PROJECT MEXICO TO G4G RESOURCES

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE AMEX) is pleased to announce that, subject to regulatory approval, it has agreed to terms with G4G Resources Ltd. (“G4G”; TSX:V: GXG) whereby G4G can acquire a 70% interest in Almaden’s 100% owned Yago gold-silver project located in Nayarit State Mexico. To earn a 60% interest in the property, G4G is required to:

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Pay CAD $50,000 to Almaden immediately upon the execution of the option agreement;

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Issue 500,000 common shares of G4G to Almaden immediately upon the execution of the option agreement;

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Complete an aggregate of US$6,000,000 in exploration expenditures on the property over a five year period (of which US$500,000 must be incurred in the first year); and

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Make aggregate payments to Almaden of 2,500,000 common shares of G4G over 5 years (of which 500,000 must be issued in the first year).

Following G4G earning its 60% interest in the property, G4G may elect to earn a further 10% interest in the property by completing a NI 43-101 compliant Bankable Feasibility Study (“BFS”) within seven years of the date of the option agreement. Should G4G not complete a BFS study within this timeframe, G4G would be required to pay Almaden 2,000,000 common shares of G4G and a 60/40 joint venture would then be entered.

J.D. Poliquin, Chairman of Almaden commented, “We are very pleased to have formed this new exploration agreement which is consistent with advancing our portfolio of outstanding gold-silver projects.”

About Almaden

Almaden is a well-financed (no debt, approximately $C25 MM in working capital) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statement.